

**10029366**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing
Section

MAR 01 2010

Washington, DC

| SEC FILE NUMBER |
| --- |
| 8 - 66568 |

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING    **'01/01/09**    AND ENDING    **12/31/09**

_____MM/DD/YY_____    _____MM/DD/YY_____

## A.  REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**AGM Securities LLC**

| OFFICIAL USE ONLY |
| --- |
| _____ |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

**277 Park Avenue, 49th Floor**

(No. and Street)

| **New York** | **New York** | **10172** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Howard Spindel**                                            **(212) 509-7800**

(Area Code -- Telephone No.)

## B.  ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Rothstein, Kass & Company, P.C.**

(Name -- if individual. state last. first. middle name )

| **4 Becker Farm Road** | **Roseland** | **New Jersey** | **07068** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
  must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See section 240.17a-5(e)(2).

SEC 1410 (06-02)          ***Potential persons who are to respond to the collection of information
                              contained in this form are not required to respond unless the form displays
                              a currently valid OMB control number.***

# OATH OR AFFIRMATION

I, __Alan Mnuchin__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __AGM Securities LLC__ , as of __December 31__ ,20 09 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

Signature

MANAGING PRINCIPAL
_____

Title

_____

Notary Public

CELESTE A. SCHUBERT
Notary Public, State of New York
No. 01-SC4900955
Qualified in Queens County
Certificate Filed in New York County
Commission Expires __7-27-2013__

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**AGM SECURITIES LLC**

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

# AGM SECURITIES LLC

## CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

# Rothstein Kass

## INDEPENDENT AUDITORS' REPORT

To the Member of
AGM Securities LLC

We have audited the accompanying statement of financial condition of AGM Securities LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AGM Securities LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

*Rothstein, Kass & Company, P.C.*

Roseland, New Jersey
February 24, 2010

1

# AGM SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2009**

**ASSETS**

| | | |
|---|---|---|
| **Cash and cash equivalent** | $ | 1,956,631 |
| | $ | 1,956,631 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable | $ | 2,363 |
| Due to Parent | | 47,197 |
| Total liabilities | | 49,560 |
| **Member's equity** | | |
| | | 1,907,071 |
| | $ | 1,956,631 |

# AGM SECURITIES LLC

## NOTES TO FINANCIAL STATEMENT

---

## 1. Nature of business and summary of significant accounting policies

*Nature of Business*

AGM Securities LLC (the "Company"), a wholly-owned Subsidiary of AGM Holdings LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of private placement of securities and corporate finance advisory services.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

These financial statements were approved by management and available for issuance on February 24, 2010. Subsequent events have been evaluated through this date.

*Investment Banking*

Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking revenues also include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees and related expenses are recorded at the time the underwriting is completed and the income is reasonably determinable.

*Cash Equivalents*

The Company considers money market mutual funds and other highly-liquid investments with original maturities of three months or less to be cash equivalents.

*Income Taxes*

The Company is a single member limited liability company for federal, state, and local income tax purposes. As such, it is a disregarded entity for tax purposes and does not pay any taxes. The Company's income or loss is taken into consideration in the tax returns of its Parent's owner.

Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2006.

## 2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was approximately $1,868,000, which was approximately $1,768,000 in excess of its minimum requirement of $100,000.

## 3. Concentrations of credit risk

The Company maintains its cash balance in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2013. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

## 4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

## 5. Related party transactions

Pursuant to an administrative service agreement (the "Agreement") between the Company and the Parent, the Company pays a monthly administrative fee for utilizing certain resources of the Parent. The Company was charged $120,000 for the year ended December 31, 2009 under the Agreement. As of December 31, 2009, approximately $47,000 of these expenses remain payable to the Parent.

## 6. Major customers

The Company generated substantially all of its revenues from two customers during the year ended December 31, 2009.